Exhibit 99.1

ARIS MINING REPORTS H1 2024 NET EARNINGS OF $5.0M, ADJUSTED EARNINGS OF $18.1M ($0.12/SHARE) AND EBITDA OF $53.2M WHILE SEGOVIA EXPANSION AND
CONSTRUCTION OF MARMATO LOWER MINE REMAIN ON TRACK

All amounts are expressed in US dollars unless otherwise indicated.

Vancouver, Canada, August 13, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its full financial and operating results for the three and six months ended June 30, 2024 (Q2 2024 and H1 2024, respectively). Aris Mining previously reported H1 2024 gold production of 99,983 ounces and reaffirmed the Company is on track to meet the lower end of its 2024 consolidated gold production guidance of 220,000 to 240,000 ounces with the processing plant expansion at the Segovia Operations and construction of the Marmato Lower Mine progressing as planned.

	Q2 2024	Q1 2024	H1 2024
Gold production (ounces) (Segovia & Marmato)	49,216	50,768	99,983
EBITDA[1]	$30.8M	$22.4M	$53.2M
Adjusted EBITDA[1]	$36.1M	$28.4M	$64.5M
Net earnings (loss)	$5.7M or $0.04/share	$(0.7)M or $(0.01)/share	$5.0M or $0.03/share
Adjusted earnings[1]	$12.7M or $0.08/share	$5.4M or $0.04/share	$18.1M or $0.12/share

Neil Woodyer, CEO of Aris Mining, commented: “Amid favorable gold prices, Aris Mining reported EBITDA of $53.2 million for the first half of 2024, with adjusted earnings per share reaching $0.12. During this period, the Company invested $70 million in growth projects, including $7.5 million allocated to exploration programs. As highlighted in our recent news release, our drilling program at Segovia continues to deliver high grade intersections, confirming the continuity and extension of the large-scale veins at depth and along strike, and supporting Segovia’s status as one of the highest grade gold operations in the world.

In H1 2024, we processed relatively lower grade material at Segovia, averaging 9.3 g/t Au, and experienced an unplanned seven-day plant maintenance shutdown in April. However, since May, the Segovia plant has been operating at its design capacity of 2,000 tonnes per day (tpd) and is on track for expansion to 3,000 tpd by early 2025 to support future production growth. Despite these operational challenges in H1 2024, Aris Mining remains on track to meet the lower end of its full-year gold production guidance of 220,000 to 240,000 ounces.

Segovia generated a significant AISC1 margin of $60.6 million for H1 2024, including $7.2 million from the third-party Contract Mining Partners (CMP) mill-feed purchase business. The business model for our CMPs, with mill-feed purchases based on the current price of gold, is designed to maintain relatively stable margins while we grow gold production and strengthen our community relationships. We are updating our cash cost per ounce guidance range to $1,125 to $1,225 and AISC guidance range to $1,400 to $1,500, primarily as a result of the rise in gold prices since our initial guidance was set in January 2024 using a $2,000 per ounce gold price assumption.

Meanwhile, construction of the Marmato Lower Mine is advancing on schedule. As of the end of June 2024, the estimated cost to complete the Lower Mine construction stood at $246 million, of which $122 million will be funded by stream financing, leaving a net cost of $124 million to be funded by the Company. In addition to receiving the first $40 million milestone payment related to the stream financing in Q3 2024, we are also expecting a cash inflow of approximately $20 million in the third quarter related to our 2023 VAT receivables net of corporate taxes payable. With 2024 production weighted towards the second half of this year, we are executing our transformational expansion projects as planned, and targeting an annual production rate of approximately 500,000 ounces of gold by the second half of 2026. We are also progressing the new development plan study for our 51% owned Soto Norte Project to unlock our next growth project for 2027 and beyond.”

1 EBITDA, adjusted EBITDA, adjusted (net) earnings and AISC are non-GAAP financial measures in this document. These measures do not have any standardized meaning prescribed under GAAP, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s interim financial statements.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Segovia Operations Review

At the Segovia Operations in Q2 2024, the cash cost per ounce was $1,222 for Owner Mining operations and $1,174 for On-Title CMP operations. The cash costs for Owner Mining remained relatively stable, with a modest 3% increase compared to Q1 2024. However, the cash costs for On-Title CMPs rose by 11% over the previous quarter, directly driven by a 12% increase in realized gold prices, to $2,308 per ounce in Q2.

Similarly, the purchase and processing costs per ounce for material delivered by Third-Party CMPs, who operate off-title, increased by 29% in Q2 2024. This was due to both the rise in realized gold prices and the delivery of significantly higher-grade material in Q2, which averaged 29.1 g/t Au, compared to 18.7 g/t Au in Q1. Despite the higher costs, this segment generated a sales margin of $3.8 million in Q2 2024, compared to a $3.4 million margin in Q1 2024.

Segovia Operating Information by Segment	Q2 2024	Q1 2024	% Change	H1 2024
Owner Mining & On-title CMPs
Gold produced (ounces)	36,400	39,915	(9) %	76,315
Gold sold (ounces)	36,117	40,253	(10) %	76,370
Cash cost per ounce sold - owner ($ per oz sold)[1]	1,222	1,192	3%	1,206
Cash cost per ounce sold - on-title CMPs ($ per oz sold)[1]	1,174	1,061	11%	1,114
AISC/oz sold - owner & on-title CMPs ($ per oz sold)[1]	1,527	1,439	6%	1,481
AISC sales margin (%)[1,2]	34%	30%		32%
AISC margin ($'000)[1]	28,388	25,064	13%	53,452
Third-Party Purchased Material (Off-title CMPs)
Gold produced (ounces)	7,305	4,993	46%	12,298
Gold sold (ounces)	7,248	5,036	44%	12,284
Purchase & processing cost per ounce ($ per oz sold)[1]	1,790	1,386	29%	1,625
Third-Party sales margin (%)[1,2]	23%	33%		26%
Third-Party sales margin ($'000)[1,2]	3,785	3,403	11%	7,189

1     Non-GAAP financial measures, refer to the Non-GAAP Measures section for a full reconciliation to the most directly comparable financial measure disclosed in the Interim Financial Statements.

2     Sales margin is calculated as AISC margin over revenues as disclosed above, sales margin is considered by management to be a useful metric of the operations' profitability.

Total Segovia Operating Information	Q2 2024	Q1 2024	% Change	H1 2024
Average realized gold price ($/ounce sold)	2,308	2,061	12%	2,185
Tonnes milled (t)	155,912	154,425	1%	310,337
Average tonnes milled per day (tpd)	1,834	1,817	1%	1,826
Average gold grade processed (g/t)	9.14	9.42	(3)%	9.28
Gold produced (ounces)	43,705	44,908	(3)%	88,613
Cash costs ($/ounce sold)[1]	1,299	1,162	12%	1,229
AISC – total ($/ounce sold)[1]	1,571	1,434	10%	1,501

1 Non-GAAP financial measures, refer to the Non-GAAP Measures section for a full reconciliation to the most directly comparable financial measure disclosed in the Interim Financial Statements.

Segovia Cash Cost and AISC Outlook

Forecasting full-year costs is challenging due to the direct link between CMP costs and the price of gold, which is used to determine the mill-feed purchase cost. However, the CMP business model is designed to maintain relatively stable margins while we grow gold production and strengthen our community relationships. Considering H1 2024 results, the expectation of continued inflationary cost pressures, and the potential for higher gold prices, we now anticipate cash costs per ounce at Segovia to range from $1,125 to $1,225 for the full year 2024, compared to our prior guidance of $975 to $1,075. Similarly, we now expect full year 2024 AISC per ounce at Segovia to range from $1,400 to $1,500, up from our prior AISC guidance of $1,225 to $1,325.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Segovia Expansion Project

•	As announced in Q4 2023, the Segovia expansion project aims to increase processing capacity from 2,000 to 3,000 tonnes per day and is progressing as scheduled
•	Overall engineering work is 85% complete
•	The manufacturing of the new ball mill was completed on time, and final payment has been made. The new ball mill is expected to be delivered to site in September
•	Construction progress includes the installation of concrete retaining walls, foundations for new equipment and the CMP receiving facilities, and assembly of the conveyor belts
•	Additional work on the foundations and capital expenditures have increased the overall budget to $15 million
•	Once the expansion is complete in early 2025, and following a ramp up period, Segovia is expected to produce over 300,000 ounces of gold per year

Marmato Lower Mine Expansion

•	Aris Mining commenced construction of the new Marmato Lower Mine in Q3 2023 following the receipt of environmental permits in July 2023. The Lower Mine will access wider porphyry mineralization below the Upper Mine, with both mines estimated to produce a combined 162,000 ounces of gold per year over a 20-year mine life[2]
•	Detailed design and engineering of the process facility are over 90% complete. Manufacturing of the process plant equipment ordered in Q1 2024 is progressing on schedule, with long lead items on track to meet contractual delivery dates
•	The portal development is ahead of schedule, with completion expected by the end of August 2024. The contractor selected for the twin decline is preparing equipment for mobilization
•	Preparation of the access road to the processing plant is progressing well and asphalting commenced in August 2024
•	Design and engineering of the power supply to the mine and process plant are complete and the land rights acquisition process continues for the main power line
•	Design of the paste plant and water treatment plant are underway
•	As of end of June 2024, the estimated cost to complete the Lower Mine construction was $246 million, of which $122 million will be funded by stream financing; resulting in $124 million of cost to complete on a net basis

Marmato Lower Mine – Construction Budget

$ million
Construction spend (August 2023 to June 2024)[1]	34
Estimated cost to complete (as of June 30, 2024)	246
Total construction budget	280
Remaining stream funding	122
Remaining net construction budget	124
[1] Relates to costs directly associated with the construction of the plant, mining and other surface infrastructure of the Marmato Lower Mine Project, exclusive of costs associated with other ancillary activities supporting the wider Marmato Mine complex.

2 Refer to the pre-feasibility study on the Marmato Lower Mine Project with an effective date of June 30, 2022, see Section “Qualified Person and Technical Disclosure”

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Soto Norte Project (PSN)

•	On June 28, 2024, the Company completed the acquisition of an additional 31% interest in PSN, increasing its total ownership to 51%, with Mubadala retaining a 49% interest in PSN and becoming a 9.3% shareholder of Aris Mining
•	In 2023, Aris Mining completed a technical and economic assessment of PSN that considered a scaled-down mining concept with optimizations including: (i) reducing the environmental footprint; (ii) building a smaller processing plant with a longer operating life; (iii) adopting a flexible mining method to target higher-grade material earlier in the mine life; (iv) installing a paste backfill plant to minimize surface tailings storage requirements; and (v) replacing the 6.9 km tunnel to connect the mine and the processing plant site with a rope conveyor
•	The PSN development team is being integrated into the Company's management structure and procedures. The Company will sole fund certain operating costs during the pre-licensing period, with non-operating and project construction costs funded on a pro-rata ownership basis
•	Local CMPs will be integrated into the new PSN design and development plan
•	Feasibility level studies are underway, with results expected in early 2025

Toroparu Project

•	Aris Mining continues to advance the Toroparu project, including analysis of the available options for power generation and access routes to the project and order of magnitude studies on the associated capital and operating costs
•	We have submitted all documentation required to renew our Environmental License at Toroparu for a further term of five years and expect to receive approval from the Guyana Environmental Protection Agency shortly

4	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Cash Flow Generation

($000s)	Q2 2024	Q1 2024	H1 2024
Gold Revenue	$114,170	$105,190	$219,360
Total cash cost[1]	(69,775)	(64,811)	(134,586)
Royalties	(4,204)	(4,092)	(8,296)
Social contributions	(2,271)	(3,455)	(5,726)
Sustaining exploration[1]	(2,006)	(990)	(2,996)
Sustaining capital - other[1]	(5,364)	(6,836)	(12,200)
All in sustaining cost (AISC) [1]	(83,620)	(80,184)	(163,804)
AISC Margin	30,550	25,006	55,556

Taxes paid[2]	(8,497)	—	(8,497)
General and administration expense[2]	(2,053)	(4,207)	(6,260)
Increase in VAT receivable	(8,345)	(9,090)	(17,435)
Other changes in working capital	(1,781)	(17,816)	(19,596)
Impact of foreign exchange losses on cash balances[2]	(2,240)	(322)	(2,562)
Cash flow from operations	7,634	(6,429)	1,206
Expansion and growth capital expenditure[1] at:
Marmato Upper Mine	(1,046)	(1,878)	(2,924)
Marmato Lower Mine	(19,143)	(14,865)	(34,008)
Regional exploration	(4,518)	(2,951)	(7,469)
Segovia Operations	(11,765)	(8,472)	(20,238)
Toroparu Project	(2,079)	(1,939)	(4,018)
Corporate	(1,112)	—	(1,112)
Total expansion and growth capital	(39,663)	(30,105)	(69,769)

Cash flow from operations after expansion capital	(32,029)	(36,534)	(68,563)
Proceeds from warrant/option exercises[2]	16,827	7,671	24,498
Principal repayment of Gold Notes[2]	(3,695)	(3,694)	(7,389)
Net transaction costs from Soto Norte Acqusition[2]	(834)	—	(834)
Capitalized interest paid[2]	(3,549)	(2,594)	(6,143)
Repayment of convertible debenture[2]	(1,325)	—	(1,325)
Interest (paid) received - net	35	(10,598)	(10,563)
Total financial and other costs	7,459	(9,215)	(1,756)
Cash flow after expansion capital, financing and other costs	(24,570)	(45,749)	(70,319)
Cash contributions to investment in associate[2]	(1,270)	(1,376)	(2,646)
Net change in cash[2]	(25,840)	(47,125)	(72,965)
Opening cash balance at beginning of period[2]	147,497	194,622	194,622
Closing cash balance at end of period[2]	$121,657	$147,497	$121,657
1.	Refer to the Non-GAAP Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site.
2.	As presented in the Interim Financial Statements and notes for the respective periods.

5	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Aris Mining's condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the interim financial statements are available free of charge by written request to info@aris-mining.com.

Q2 2024 Conference Call Details

Management will host a conference call on Wednesday, August 14, 2024, at 9:00 am ET/6:00 am PT to discuss the results. The call will be webcast and can be accessed at Aris Mining’s website at www.aris-mining.com, or at Webcast | Q2 2024 Results Conference Call (choruscall.com).

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (dpregister.com). Upon registering, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Participants who prefer to dial-in and speak with a live operator, can access the call by dialing:

•         Toll-free North America: +1-844-763-8274

•         International: +1-647-484-8814

After the call, an audio recording will be available via telephone until end of day August 21, 2024. The recording can be accessed by dialing:

•         Toll-free in the US and Canada: +1-877-344-7529

•         International: +1-855-669-9658; and using the access code: 3164349

A replay of the event will be archived at Aris Mining Corporation - Investors - Events & Presentations (aris-mining.com)

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion, scheduled for completion in Q1 2025, and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the 51% owned Soto Norte joint venture, where Feasibility level studies are underway on a new, smaller scale development plan, with results expected in early 2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification. Aris Mining promotes the formalization of traditional miners into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

6	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Aris Mining contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations +1.604.417.2574

Cautionary Language

Non-GAAP Financial Measures

Free cash flow, cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted (loss)/earning, sustaining capital and expenditures on growth capital are non-GAAP financial measures and non-GAAP ratios. These measures do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore may not be comparable to other issuers. For full details on these measures and ratios refer to the “Non-GAAP Financial Measures” section of the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2024 and 2023 (MD&A). The MD&A is incorporated by reference into this news release and is available at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

The tables below reconcile the non-GAAP financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's Q2 2024 interim financial statements.

7	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Cash costs per ounce

Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	43,366	6,103	49,469	48,381	5,847	54,228
Cost of sales[1]	62,282	14,712	76,994	51,030	11,917	62,947
Less: royalties[1]	(3,078)	(1,126)	(4,204)	(3,488)	(1,127)	(4,615)
Add: by-product revenue[1]	(2,862)	(153)	(3,015)	(2,755)	(322)	(3,077)
Total cash costs	56,342	56,342	69,775	44,787	10,468	55,255
Total cash costs ($ per oz gold sold)	$1,299			$926
Total cash cost including royalties	59,420			48,275
Total cash cost including royalties ($ per oz gold sold)	$1,370			$998

	Six months ended June 30, 2024			Six months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato[1]	Total
Total gold sold (ounces)	88,654	11,860	100,513	93,289	10,097	103,386
Cost of sales[1]	120,231	28,096	148,327	95,113	21,539	116,652
Less: royalties[1]	(6,086)	(2,210)	(8,296)	(6,148)	(1,877)	(8,025)
Add: by-product revenue[1]	(5,180)	(265)	(5,445)	(7,632)	(488)	(8,120)
Less: other adjustments	—	—	—	—	77	77
Total cash costs	108,965	25,621	134,586	81,333	19,251	100,584
Total cash costs ($ per oz gold sold)	$1,229			$872
Total cash cost including royalties	115,051			87,481
Total cash cost including royalties ($ per oz gold sold)	$1,298			$938

	Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total
Total gold sold (ounces)	45,288	5,756	51,044
Cost of sales[1]	57,949	13,384	71,333
Less: royalties[1]	(3,008)	(1,084)	(4,092)
Add: by-product revenue[1]	(2,318)	(112)	(2,430)
Total cash costs	52,623	12,188	64,811
Total cash costs ($ per oz gold sold)	$1,162
Total cash cost including royalties	55,631
Total cash cost including royalties ($ per oz gold sold)	$1,228
1 As presented in the Interim Financial Statements and notes thereto for the respective periods.

8	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

	Three months ended June 30, 2024				Three months ended June 30, 2023
($000s except per ounce amounts)	Owner	On-title CMP	Off-title CMP	Total	Owner	On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	20,182	15,935	7,248	43,365	27,169	14,686	6,526	48,381
Cost of sales[1]	28,530	20,774	12,977	62,282	24,057	16,999	9,974	51,030
Less: royalties[1]	(1,720)	(1,358)	—	(3,078)	(2,264)	(1,224)	—	(3,488)
Add: by-product revenue[1]	(2,151)	(711)	—	(2,862)	(2,003)	(752)	—	(2,755)
Total cash costs	24,659	18,705	12,977	56,342	19,790	15,023	9,974	44,787
Total cash costs ($ per oz gold sold)	$1,222	$1,174	$1,790	$1,299	$728	$1,023	$1,528	$926

	Six months ended June 30, 2024				Six months ended June 30, 2023
($000s except per ounce amounts)	Owner	On-title CMP	Off-title CMP	Total	Owner	On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	42,628	33,742	12,283	88,653	52,120	29,011	12,158	93,289
Cost of sales[1]	58,613	41,659	19,957	120,231	43,939	33,873	17,300	95,113
Less: royalties[1]	(3,397)	(2,689)	—	(6,086)	(3,954)	(2,194)	—	(6,148)
Add: by-product revenue[1]	(3,813)	(1,367)	—	(5,180)	(5,530)	(2,102)	—	(7,632)

Total cash costs	51,403	37,604	19,957	108,965	34455	29,577	17,300	81,333
Total cash costs ($ per oz gold sold)	$1,206	$1,114	$1,625	$1,229	$661	$1,020	$1,423	$872

	Three months ended March 31, 2024
($000s except per ounce amounts)	Owner	On-title CMP	Off-title CMP	Total
Total gold sold (ounces)	22,446	17,807	5,035	45,287
Cost of sales[1]	30,083	20,885	6,980	57,948
Less: royalties[1]	(1,677)	(1,331)	—	(3,008)
Add: by-product revenue[1]	(1,663)	(655)	—	(2,318)
Total cash costs	26,744	18,899	6,980	52,622
Total cash costs ($ per oz gold sold)	$1,191	$1,061	$1,386	$1,162
1 As presented in the Interim Financial Statements and notes thereto for the respective periods.

9	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

All-in sustaining costs (AISC)

Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	43,365	6,103	49,468	48,381	5,847	54,228
Total cash costs	56,342	13,433	69,775	44,787	10,468	55,255
Add: royalties[1]	3,078	1,126	4,204	3,488	1,127	4,615
Add: social programs[1]	2,120	151	2,271	2,419	247	2,666
Add: sustaining capital expenditures	6,224	782	7,006	2,450	1,362	3,812
Add: lease payments on sustaining capital	364	—	364	588	—	588
Total AISC	68,128	15,492	83,620	53,732	13,204	66,936
Total AISC ($ per oz gold sold)	$1,571			$1,111

	Six months ended June 30, 2024			Six months ended June 30, 2023
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	88,653	11,860	100,513	93,289	10,097	103,386
Total cash costs	108,965	25,621	134,586	81,333	19,251	100,584
Add: royalties[1]	6,086	2,210	8,296	6,148	1,877	8,025
Add: social programs[1]	4,409	1,317	5,726	4,823	247	5,070
Add: sustaining capital expenditures	12,720	1,606	14,326	9,782	1,897	11,679
Add: lease payments on sustaining capital	870	—	870	1,243	—	1,243
Total AISC	133,050	30,754	163,804	103,329	23,272	126,601
Total AISC ($ per oz gold sold)	$1,501			$1,108

	Three months ended March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total
Total gold sold (ounces)	45,288	5,756	51,044
Total cash costs	52,623	12,188	64,811
Add: royalties[1]	3,008	1,084	4,092
Add: social programs[1]	2,289	1,166	3,455
Add: sustaining capital expenditures	6,496	824	7,320
Add: lease payments on sustaining capital	506	—	506
Total AISC	64,922	15,262	80,184
Total AISC ($ per oz gold sold)	$1,434

1 As presented in the Interim Financial Statements and notes thereto for the respective periods

.

10	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

	Three months ended June 30, 2024			Three months ended June 30, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	36,117	7,248	43,365	41,855	6,526	48,381
Total cash costs	43,364	12,977	56,341	34,813	9,974	44,787
Add: royalties[1]	3,078	—	3,078	3,488	—	3,488
Add: social programs[1]	2,120	—	2,120	2,419	—	2,419
Add: sustaining capital expenditures	6,224	—	6,224	2,450	—	2,450
Add: lease payments on sustaining capital	364	—	364	588	—	588
Total AISC	55,150	12,977	68,127	43,758	9,974	53,731
Total AISC ($ per oz gold sold)	$1,527	$1,790	$1,571	$1,045	$1,528	$1,111

	Six months ended June 30, 2024			Six months ended June 30, 2023
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	76,370	12,283	88,652	81,131	12,158	93,289
Total cash costs	89,007	19,957	108,964	64,032	17,300	81,332
Add: royalties[1]	6,086	—	6,086	6,148	—	6,148
Add: social programs[1]	4,409	—	4,409	4,823	—	4,823
Add: sustaining capital expenditures	12,720	—	12,720	9,782	—	9,782
Add: lease payments on sustaining capital	870	—	870	1,244	—	1,244
Total AISC	113,092	19,957	133,049	86,028	17,300	103,328
Total AISC ($ per oz gold sold)	$1,481	$1,625	$1,501	$1,060	$1,423	$1,108

	Three months ended March 31, 2024
($000s except per ounce amounts)	Owner Mining & On-title CMP	Off-title CMP	Total Segovia
Total gold sold (ounces)	40,253	5,035	45,287
Total cash costs	45,643	6,980	52,623
Add: royalties[1]	3,008	—	3,008
Add: social programs[1]	2,289	—	2,289
Add: sustaining capital expenditures	6,496	—	6,496
Add: lease payments on sustaining capital	506	—	506
Total AISC	57,942	6,980	64,922
Total AISC ($ per oz gold sold)	$1,439	$1,386	$1,434

1 As presented in the Interim Financial Statements and notes thereto for the respective periods.

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Additions to mineral interests, plant and equipment

	Three months ended,			Six months ended,
($’000)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Sustaining capital
Segovia Operations	6,224	6,496	2,450	12,720	9,782
Marmato Upper Mine	782	824	1,362	1,606	1,897
Total	7,006	7,320	3,812	14,326	11,679
Non-sustaining capital
Segovia Operations	16,284	11,023	7,638	27,307	10,279
Toroparu Project	2,079	1,939	4,625	4,018	9,315
Marmato Lower Mine	19,143	14,865	6,126	34,008	10,007
Marmato Upper Mine	1,046	2,278	645	3,324	1,326
Juby Project	1	3	—	4	33
Total	38,553	30,108	19,034	68,661	30,960
Corporate Assets	3,895			3,895
Additions to mining interest, plant and equipment[1]	49,454	37,428	22,846	86,882	42,639
1. As presented in the Interim Financial Statements and notes thereto for the respective periods.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

	Three months ended,			Six months ended,
($000s)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Earnings (loss) before tax[1]	17,904	10,310	18,925	28,215	24,707
Add back:
Depreciation and depletion[1]	8,082	7,519	8,825	15,601	16,471
Finance income[1]	(1,691)	(2,246)	(2,358)	(3,937)	(4,531)
Interest and accretion[1]	6,496	6,803	6,746	13,299	15,627
EBITDA	30,791	22,386	32,138	53,178	52,274
Add back:
Share-based compensation[1]	1,373	1,842	459	3,215	1,606
Revaluation of investment in Denarius[1]	—	—	10,023	—	10,023
(Income) loss from equity accounting in investee[1]	2,301	552	1,427	2,853	4,668
(Gain) loss on financial instruments[1]	6,144	3,742	(11,756)	9,886	23
Other (income) expense[1]	2,681	-	35	2,681	(49)
Foreign exchange (gain) loss[1]	(7,211)	(109)	7,236	(7,321)	9,580
Adjusted EBITDA	36,079	28,413	39,562	64,492	78,125
1.	As presented in the Interim Financial Statements and notes for the respective periods.

12	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Adjusted net earnings and adjusted net earnings per share

	Three months ended,			Six months ended,
($000s except shares amount)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Basic weighted average shares outstanding	151,474,859	138,381,653	136,229,686	144,928,253	136,616,968
Net loss[1]	5,713	(744)	9,900	4,970	3,530
Add back:
Share-based compensation[1]	1,373	1,842	459	3,215	1,606
Revaluation of investment in Denarius[1]	—	—	10,023	—	10,023
(Income) loss from equity accounting in investee[1]	2,301	552	1,427	2,853	4,668
(Gain) loss on financial instruments[1]	6,144	3,742	(11,756)	9,886	23
Other (income) expense[1]	2,681	-	35	2,681	(49)
Foreign exchange (gain) loss[1]	(7,211)	(109)	7,236	(7,321)	9,580
Income tax effect on adjustments	1,738	78	(2,453)	1,816	(3,417)
Adjusted net (loss) / earnings	12,739	5,361	14,872	18,100	25,964
Per share – basic ($/share)	0.08	0.04	0.11	0.12	0.19
1.	As presented in the Interim Financial Statements and notes for the respective periods.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Unless otherwise indicated, the scientific disclosure and technical information included in this news release is based upon information included in the NI 43-101 compliant technical report entitled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s 2024 production guidance and the belief that it is on track to meet such guidance, the Company’s exploration results, the Segovia Operations being on track for expansion to 3000 tpd by early 2025, the Company’s updated cost guidance, the Company’s expected source of funds and the timing thereof, the development and expansion projects at the Segovia Operations, the Marmato Mine the Soto Norte Project and the Toroparu Project and the plans, details, costs and timings thereof, the 2026 targeted annual production rate, the feasibility level study at the Soto Norte Project and the timing thereof and the Company’s plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

13	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

Source: Aris Mining Corporation

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